Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

AlphaTON Capital Corp

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-286961, 333-290827, 333-291341 and 333-291921), Form F-1 (No. 333-275229), and Form S-8 (Nos. 333-289199, 333-275842) of AlphaTON Capital Corp of our reports dated January 20, 2026 and August 2, 2024 relating to the IFRS standalone reporting of Gamee Mobile s.r.o. for the fiscal years ended December 31, 2024 and 2023, respectively, which reports appear in this Form 6-K of AlphaTON Capital Corp.

Please note that the accounting framework used and the purpose of preparation are described in the note 2 of the notes to this IFRS standalone reporting and the management of Gamee Mobile s.r.o. and of its shareholder should consider whether the reporting is suitable for the purpose they intend to use it.

/s/ TPA Audit s.r.o.

Prague, Czech Republic

March 19, 2026